SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KIOR, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

497217109

(CUSIP Number)

July 1, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 497217109

1	Names of Reporting Persons Gates Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,236,106 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,236,106 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,236,106 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1% (1) (2)

12	Type of Reporting Person (See Instructions) OO

(1) All shares of Class A Common Stock held by Gates Ventures, LLC (“GV”) may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) Based on 63,847,951 shares of Class A Common Stock outstanding as of June 18, 2014, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 25, 2014.

CUSIP No. 497217109

1	Names of Reporting Persons William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,236,106 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,236,106 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,236,106 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1% (1) (2)

12	Type of Reporting Person (See Instructions) IN

(1) All shares of Class A Common Stock held by Gates Ventures, LLC (“GV”) may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) Based on 63,847,951 shares of Class A Common Stock outstanding as of June 18, 2014, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 25, 2014.

CUSIP No. 497217109

EXPLANATORY NOTE

This initial Schedule 13G replaces the Schedule 13D previously filed by Gates Ventures, LLC (“GV”) and William H. Gates III (together with GV, the “Reporting Persons”) on April 14, 2014, as amended on June 4, 2014, June 9, 2014, June 13, 2014,  June 18, 2014 and June 25, 2014 (the “Schedule 13D”), with respect to the Class A Common Stock of KiOR, Inc. (the “Issuer”).  The decrease in the number of shares of Class A Common Stock held by the Reporting Persons reported on this Schedule 13G results from the July 1 expiration of GV's option right under the Class A Common Stock Purchase Agreement, dated as of October 18, 2013, between GV and the Issuer.  The Reporting Persons have not engaged in any transactions in the Issuer's Class A Common Stock beyond those previously reported on the Schedule 13D.

Item 1.
	(a)	Name of Issuer: KiOR, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 13001 Bay Park Road Pasadena, Texas 77507

Item 2.
	(a)	Name of Person Filing: Gates Ventures, LLC (“GV”) William H. Gates III
	(b)	Address of Principal Business Office or, if none, Residence GV - 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates — One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: GV is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 497217109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(ii) Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 2, 2014

GATES VENTURES, LLC

By:	*
	Name:	Alan Heuberger(1)
	Title:	Attorney-in-fact for Michael Larson, Manager

WILLIAM H. GATES III

By:	*
	Name:	Alan Heuberger(2)
	Title:	Attorney-in-fact

* By:	/s/ Alan Heuberger
Alan Heuberger

(1) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to GV’s Schedule 13G with respect to Issuer on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to GV’s Schedule 13G with respect to Issuer on October 31, 2013, SEC File No. 005-86313 and incorporated by reference herein.